Mail Stop 4561

June 21, 2009

Donald R. Kimble
Sr. Executive Vice President and
Chief Financial Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

> Re: **Huntington Bancshares Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed February 24, 2009**
> **File No. 1-34073**

Dear Mr. Kimble:

We have considered your response letter dated June 23, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you

Donald R. Kimble
Huntington Bancshares Incorporated
June 21, 2009

may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your response to comment 1 in our letter dated June 10, 2009. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you will adopt in your next Form 10-Q) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security , number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose in future filings how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

2.   We note your response to comment 1 in our letter dated June 10, 2009. Please confirm, or advise otherwise, that Red Pine Advisors LLC performed the impairment analysis for all pooled trust preferred securities in the portfolio, specifically the deals not included in the memorandum filed supplementally to the June 23, 2009 response.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Donald R. Kimble
Huntington Bancshares Incorporated
June 21, 2009

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3321 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

David Irving
Reviewing Accountant